EXHIBIT 21


                         LIST OF SUBSIDIARIES





     The Partnership is a member with a 99% interest in JMB/245 Park Avenue Holding Company, LLC, a Delaware limited liability company, which owns a general partnership interest of approximately 0.5% in Brookfield Financial Properties, L.P. formerly known as World Financial Properties, L.P. Brookfield Financial Properties owns interests in several properties as a result of the reorganized and restructured ventures formerly owned or controlled by the O&Y Partners or their affiliates.